Exhibit 19.1

IEH CORPORATION

Policy on Confidentiality of Information and

Securities Trading

Effective as of

10/26/2023

Copyright © 2023 IEH Corporation. This document contains material which is a proprietary property of and confidential to IEH Corporation. Disclosure outside IEH Corporation is prohibited except by written permission, license agreement or other confidentiality agreement. Unauthorized reproduction or distribution of this document in any form or by any electronic or mechanical means is expressly prohibited.

ii

Table of Contents

Overview	4
Applicability	4
Confidentiality	5
Responding to Inquiries from the Press and Others	6
Improper Insider Trading	6
General Prohibitions	6
When Is Information Deemed Public?	7
Insider Trading Compliance Officer	7
Policy Rules	7
Exception for Purchases Under IEH 2011 Equity Incentive Plan and the 2020 Equity Based Compensation Plan	9
Exceptions for Pre-Arranged Trading Programs and Blind Trusts	9
Application of Policy After Employment Termination	9
Potential Criminal and Civil Liability and/or Disciplinary Action	10
Definitions Used in This Policy	10
Questions	10
Authorized Signatories	11

iii

Overview

All IEH Corporation (“IEH” or “the Company”) personnel must be aware that the securities laws impose important restrictions on “insiders” of companies with respect to their securities transactions. In appropriate cases, “insider” status can extend to persons who are not IEH employees, but who are retained by IEH for a particular project or on a continuing basis. An “insider” is any person who, as a result of a special relationship with IEH, learns of material, undisclosed information about IEH or, in some cases, learns information about others.

The principal restriction on insiders is that insiders may not buy or sell securities on the basis of material information known to them but not to the public or “tip” others concerning such information. Violations of these restrictions can carry criminal as well as civil penalties.

In light of these restrictions, and in order to avoid even the appearance of impropriety, IEH personnel may not trade in securities of IEH or any other company about which they possess material, non-public information until such information becomes public. The guidelines set forth in this policy are designed to protect you from violating this policy.

All IEH personnel should be continually mindful of the necessity of maintaining the confidentiality of information as well as the problems of insider trading. This policy reflects IEH’s long-standing commitment to maintain compliance with the securities laws. Because the securities laws are comprehensive, far-reaching and constantly evolving, the text of this policy cannot possibly deal with all of the considerations that may be applicable to securities transactions. If you have a specific question, you should contact IEH’s Chief Executive Officer (or, if applicable, IEH’s Corporate Compliance Officer) and abstain from the conduct in question until you have been informed that the conduct is permissible.

Applicability

This policy applies to all IEH officers and employees, all members of the Company’s Board of Directors, and any consultants and contractors of the Company, as well as members of the immediate families (spouse, parents, grandparents, children, grandchildren and siblings, including any such relationships that arise through marriage or adoption) who reside with any of them, or anyone else who lives in their household, and such family members who live elsewhere but whose transactions in Company securities are directed by such employees, officers and directors or subject to their influence and control. This Policy does not apply to any such persons who (i) are not employed by the Company, (ii) are not in possession of material, non-public insider information about the Company and its business, (iii) do not reside in the same household as an officer, director or employee of the Company, (iv) no person who is an officer, director or employee of the Company, has any influence or control over such person, and such person’s ownership or trading of shares of the Company’s common stock.

All references in this Policy to IEH “personnel” include any and all of these foregoing categories of people. IEH recognizes such broad coverage might not be appropriate in all cases. Any such instances should be discussed promptly with IEH’s outside legal counsel, Steven L. Glauberman, Esq. at Becker & Poliakoff, LLP, (212) 599-3322.

This Policy also imposes specific blackout periods and pre-clearance procedures on officers, director and certain other designated employees who receive or have access to Material Non- Public Information regarding the Company and/or are subject to the reporting provisions and trading restrictions of Section 16 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”).

4 of 11

Confidentiality

It is the duty of IEH personnel and of each person affiliated with IEH to maintain the confidentiality of information belonging to or relating to IEH or relating to others and obtained through a relationship with IEH. Adhering to this principle is a condition of continued employment.

Set forth in the Definitions section at the end of this policy is a discussion of “inside information” and “material information” in the context of “insider trading” and “tipping.” The kind of information that may merit confidential treatment could be much broader, however.

You should take every practicable step to preserve the confidentiality of information. For example:

a)	Don’t discuss material information in elevators, hallways, restaurants, airplanes, taxi cabs or any place where you can be overheard;

b)	Don’t gossip about confidential information;

c)	Don’t read confidential documents in public places (this can include working on your laptop while traveling in an airplane) or discard them where they can be retrieved by others;

d)	Don’t carry confidential documents in elevators, hallways, etc. in an exposed manner;

e)	Beware of the carrying quality of conversations conducted on speaker telephones in offices, and the potential for eavesdropping on conversations conducted on cell phones, airplane telephones or marine radios, for example;

f)	Don’t leave confidential documents unattended in conference rooms and don’t leave confidential documents behind when the conference is over;

g)	Cover confidential documents on your desk before you leave work or your hotel room, if you are traveling;

h)	Be careful when giving out the whereabouts of personnel not in the office or revealing the presence of specific visitors to the office. The mere fact of a meeting or the destination of a trip may reveal something confidential; and

i)	Under no circumstances should personnel provide confidential IEH documents to third parties without the express consent of the Legal Department. This includes, but is not limited to, any confidential Company documents relating to IEH customers, competitors or suppliers.

Obviously, a list such as this covers the more obvious circumstances. It is the responsibility of IEH personnel to take whatever steps are appropriate to preserve the confidentiality of information.

5 of 11

Responding to Inquiries from the Press and Others

If someone outside the Company, such as the news media, a securities analyst or investor, asks you questions either directly or through another person, do not attempt to answer them. You should obtain the name and telephone number of the person making the inquiry and immediately notify the Chief Executive Officer. If you have any questions concerning this requirement, you should contact the Chief Executive Officer for clarification.

IEH has designated spokespersons to deal with all inquiries in order to ensure appropriate and consistent responses. The designated spokesperson will not comment until an appropriate response is formulated based on the existing facts and circumstances. Keep in mind that the federal securities laws impose severe penalties for selective disclosure of material non-public information to certain individuals and not the public as a whole.

Improper Insider Trading

While IEH policy prohibits all misuse of confidential information obtained by IEH personnel in connection with their employment by or relationship with the Company, including all securities trading based on such information, certain trading activities also violate the law. Because of the severity of the penalties provided by law and the potential for damage to IEH’s name and business reputation as a result of such unlawful trading, these legal prohibitions are summarized below.

General Prohibitions

IEH has a long-standing commitment to comply with federal, state and applicable foreign securities laws and regulations. In the course of business operations, personnel may become aware of material, non-public information. United States securities laws and the laws of certain foreign countries (as well as IEH policy) prohibit persons from trading securities on the basis of material, non-public information or providing such information to others who trade.

The law requires that an insider who is in possession of material, non-public information must either: (a) abstain from: (i) trading in securities (including but not limited to equity securities, debt securities, and puts, calls, options, etc.) on the basis of material information that has not been disclosed to the public; or (ii) disclosing such information to another person – a “tippee” – who uses it for trading purposes regardless of whether the “tippee” is related to the insider or is an entity (for example, a trust) in which the insider has an interest; or (b) disclose it to the investing public.

In light of IEH’s policy designating specific spokespersons responsible for communications with the investing public, this “abstain or disclose” rule established by law translates into the corporate policy that employees who are in possession of material, non-public information must abstain from trading on the basis of that information or disclosing the information to a “tippee.” Only authorized officers of the Company are permitted to decide the timing and content of public disclosures regarding the Company and employees may not trade or “tip” until public disclosure has been made and adequate time has passed to assure broad dissemination of the information. The fact that an insider who possesses material inside information may have relied on factors other than the inside information in purchasing or selling securities will not absolve him or her from liability. If the insider is in possession of such information, he or she must refrain from any transaction in IEH’s securities. It is no excuse that the insider considered him- or herself under a duty (for example, as a trustee of a trust) to trade or that he or she did not intend to defraud anyone. As a result, IEH personnel should not enter into any relationship (such as that of a trustee) that might subject them to such a duty to trade.

6 of 11

When Is Information Deemed Public?

A person with material, non-public information may trade only when he or she is certain that an official announcement of the material information has been sufficiently publicized so that the public has had the opportunity to evaluate the information. Examples of effective disclosures include public filings with securities regulatory authorities and issuance of Company press releases. However, the insider may not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of material information. As a result, this policy requires that all IEH personnel wait two full trading days (days when the stock market is open) after the release of such information before trading in IEH securities.

Insider Trading Compliance Officer

IEH has designated David Offerman, the Company’s Chief Executive Officer, as its current Insider Trading Compliance Officer (“Compliance Officer”). Please direct your questions regarding any of the matters discussed in this policy to David Offerman who can be reached at (718) 492-9698 or dave@iehcorp.com. In the event that Mr. Offerman is unavailable or conflicted from making a determination under this Policy, the duties of the Company’s Insider Trading Compliance Officer shall be performed by Ms. Subrata Purkayastha, the Company’s Chief Financial Officer. In the event that neither Mr. Offerman nor Ms. Purkayastha are available, the duties of the Insider Trading Compliance Officer shall be fulfilled by a majority of the Company’s independent directors.

Policy Rules

The following are the rules of IEH’s Insider Trading Policy that apply to all IEH personnel, regardless of their level in the organization. It is very important that you understand and follow these rules. If you violate them, you may be subject to disciplinary action by the Company (including termination of your employment for cause). You could also be in violation of applicable securities laws (and subject to civil and criminal penalties, including fines and imprisonment). Note that it is your individual responsibility to comply with the laws against insider trading. This Policy is intended to assist you in complying with these laws, but you must always exercise appropriate judgment in connection with any trade in the Company’s stock.

The terms “material information,” “nonpublic or ‘inside’ information,” “black-out period” and “trading window” are defined at the end of this policy.

1.	Don’t trade during black-out periods. IEH requires that all personnel refrain from trading during black-out periods (whether regularly scheduled black-out periods, or special black-out periods implemented from time to time). If you are informed that the Company has implemented a special black-out period, you may not disclose the fact that trading has been suspended to anyone, including family members (other than those subject to this policy, who should be informed so that they do not trade in IEH stock), friends or brokers, and should treat this fact as material, nonpublic information. Remember to cancel any “limit” orders or other pending trading orders you have in place during a black-out period.

7 of 11

2.	Don’t trade while in possession of material, nonpublic information. As discussed above, from time to time you may come into possession of material, nonpublic information as a result of your relationship with the Company. You may not buy or sell any stock of the Company or other securities involving the Company’s stock at any time while you possess material nonpublic information concerning the Company (whether during a regular quarterly black-out period, or any special black-out period described below). You must wait to trade until newly released material information has been public for at least two full trading days (days on which the market on which IEH’s securities are traded is open).

3.	You must pre-clear trades involving IEH stock. Because you may be unsure about whether information you possess would qualify as material, nonpublic information and whether you therefore should refrain from trading in the Company’s stock, you must pre- clear any transactions involving IEH stock that you intend to engage in – even during an “open” trading window. To “pre-clear” a transaction, you must get the approval of the Compliance Officer before you enter into the transaction. You should contact the Compliance Officer at least 3 days before you intend to engage in any transaction to allow enough time for pre-clearance procedures.

4.	Don’t give nonpublic information to others. Don’t give nonpublic information concerning the Company (commonly referred to as “tipping”) to any other person, including family members, and don’t make recommendations or express opinions about trading in the Company’s stock under any circumstance.

5.	Don’t participate in Internet “chat rooms” in which IEH is discussed or post information concerning IEH on investor message boards. You may not participate in on-line dialogues involving IEH, its business or its stock. You also should refrain from posting information regarding IEH, its business or its stock on investor message boards.

6.	Don’t use nonpublic information to trade in other companies’ stock. Don’t trade in the stock of the Company’s customers, vendors, suppliers or other business partners when you have nonpublic information concerning the Company or these business partners that you obtained in the course of your relationship with the Company and that would give you an advantage in trading.

7.	Don’t engage in speculative transactions involving the Company’s stock. Don’t engage in any transactions that suggest you are speculating in IEH’s stock (that is, that you are trying to profit in short-term movements, either increases or decreases, in the stock price). You may not engage in any “short” sale, “sale against the box” or any equivalent transaction involving the Company’s stock (or the stock of any of IEH’s business partners in any of the situations described above). A “short” sale involves selling shares that you do not own at a specified price with the expectation that the price will go down so you can buy the shares at a lower price before you have to deliver them.

Note that many “hedging” transactions, such as “collar” transactions, contingent or forward sales, and other similar or related arrangements my indirectly involve a short sale. These transactions are prohibited by this policy.

In addition, IEH strongly recommends that you not “margin” or pledge your IEH stock to secure a loan to you and that you not purchase IEH stock “on margin” (that is, borrow funds to purchase stock).

8 of 11

Exception for Purchases Under IEH 2011 Equity Incentive Plan and the IEH 2020 Equity Based Compensation Plan

The exercise (without a sale) of stock options issued under either the Company’s 2011 Equity Incentive Plan and the 2020 Equity Based Compensation Plan is exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan. Any subsequent sale of such shares acquired through the Company’s 2011 Equity Incentive Plan or the Company’s 2020 Equity Based Compensation Plan is subject to this Policy.

Exceptions for Pre-Arranged Trading Programs and Blind Trusts

Rule 10b5-1 of the Securities Exchange Act of 1934 provides an affirmative defense against insider trading liability for a transaction done pursuant to a written plan, or a binding contract or instruction or pursuant to “blind trusts” (trusts in which investment control has been delegated to a third party, such as in institutional or professional trustee), in each case entered into in good faith at a time when the insider was not aware of material non-public information, even though the transaction in question may occur at a time when the person is aware of material non-public information. IEH may, in appropriate circumstances, permit transactions pursuant to a trading program or blind trust that fully complies with Rule 10b5-1 to take place during black- out periods. If you are subject to the pre-clearance procedures or black-out periods of this policy and you wish to establish a trading program or blind trust, you must pre-clear it with the Company’s Compliance Officer. With respect to arrangements that result or may result in transactions taking place during black-out periods, the Compliance Officer will review such arrangements in light of guidelines that he or she from time to time establishes, with input from the Board of Directors. IEH reserves the right to bar any transactions in Company stock, even those pursuant to arrangements previously approved, if the Compliance Officer or the Board of Directors determines that such a bar is in IEH’s best interest.

Application of Policy After Employment Termination

If you are subject to a black-out period imposed by this policy and your employment terminates during a black-out period (or if you otherwise leave while in possession of material, nonpublic information), you will continue to be subject to the policy, and specifically to the ongoing prohibition against trading, until the black-out period ends (or otherwise until the close of the second full trading day following public announcement of the material, nonpublic information). IEH may institute stop-transfer instructions to its transfer agent in order to enforce this provision.

9 of 11

Potential Criminal and Civil Liability and/or Disciplinary Action

The penalties for “insider trading” include civil fines of up to three times the profit gained or loss avoided, and criminal fines of up to $1,000,000 and up to ten years in jail for each violation. You can also be liable for improper transactions by any person to whom you have disclosed nonpublic information or made recommendations on the basis of such information as to trading in the Company’s securities (“tippee liability”). The Securities and Exchange Commission (“SEC”) has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers (“NASD”) use sophisticated electronic surveillance techniques to uncover insider trading. IEH personnel who violate this policy shall also be subject to disciplinary action, which may include, but not be limited to, ineligibility for future participation in IEH’s equity incentive plans or termination of employment with or engagement by the Company.

Definitions Used in This Policy

1.	Material Information. It is not possible to define all categories of “material” information, but information should be regarded as material if it is likely that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the IEH securities.

While it may be difficult to determine whether particular information is material or not, there are some categories of information that are particularly sensitive and that should almost always be considered material. Examples include: financial results and projections (especially to the extent the Company’s own expectations regarding its future financial results differ from analysts’ expectations), news of a merger or acquisition, gain or loss of a major customer or supplier, major product announcements, changes in senior management, a change in the Company’s accountants, or any major problems or successes of the business. This list of examples obviously is not exhaustive. Remember - either positive or negative information may be material. The fact that an insider or “tippee” engages in a trade on the basis of particular information that has not been publicly disclosed may, in and of itself, be sufficient evidence that the information is material. If you have any questions regarding whether information you possess is material or not, you should contact the Compliance Officer.

2.	Nonpublic or “Inside” Information. Information about the Company is considered to be inside or “nonpublic” if it is known within the Company but not yet disclosed to the general public. It may include anything learned about IEH or its securities as a result of a special relationship with IEH. “Inside” information may also include information about other companies and their securities learned as a result of a special relationship with IEH. IEH generally discloses information to the public either via press release or in reports that the Company is required to file with the SEC. If you have any questions regarding whether any information you possess is nonpublic or has been publicly disclosed, you should contact the Compliance Officer.

3.	Black-Out Period; Trading Window. During the end of each fiscal quarter and until public disclosure of the financial results for that quarter, persons subject to this policy may possess material nonpublic information about the expected financial results for the quarter. Even if you don’t actually possess any such information, any trades by you during that period may give the appearance that you are trading on inside information. Accordingly, the Company has designated a quarterly “black-out period” on trading beginning 14 calendar days prior to the end of each quarter and ending at the close of the second full trading day (days on which the stock market is open) after disclosure of the quarter’s financial results. The period outside the black-out period is referred to as the open “trading window.”

In addition to the regular black-out periods described above, IEH may from time to time designate other periods of time as special black-out periods (for example, if there is some development with the Company’s business that merits a suspension of trading by Company personnel). IEH’s Compliance Officer will notify you if you are subject to a special black-out period of this sort.

Questions

Please direct questions you have regarding this policy and any transactions in Company securities to David Offerman, IEH’s Chief Executive Officer, at (718) 492-9698.

10 of 11

AUTHORIZED SIGNATORIES

/s/ Subrata Purkayastha	/s/ David Offerman
Subrata Purkayastha	David Offerman
Chief Financial Officer	Chief Executive Officer and Compliance Officer

11 of 11